UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange of 1934
DISCOVERY COMMUNICATIONS, INC.

(Name of Issuer)
Series A Common Stock, par value $0.01 per share
Series C Common Stock, par value $0.01 per share

(Title of Class of Securities)
The CUSIP for the Series A Common Stock is 25470F104
The CUSIP for the Series C Common Stock is 25470F302

(CUSIP Number)
Craig D. Holleman
Sabin, Bermant & Gould LLP
Four Times Square
New York, New York 10036
Telephone Number: (212) 381-7033

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 17, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	2	of	13

1	NAMES OF REPORTING PERSONS Advance/Newhouse Programming Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% Series A Common Stock and 33.3% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	3	of	13

1	NAMES OF REPORTING PERSONS Newhouse Broadcasting Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER*

NUMBER OF		70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER*
REPORTING
PERSON		70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% Series A Common Stock and 33.3% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	4	of	13

1	NAMES OF REPORTING PERSONS Advance Publications, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER*

NUMBER OF		70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER*
REPORTING
PERSON		70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% Series A Common Stock and 33.3% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	5	of	13

1	NAMES OF REPORTING PERSONS Newhouse Family Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER*

NUMBER OF		70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER*
REPORTING
PERSON		70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% Series A Common Stock and 33.3% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	6	of	13

1	NAMES OF REPORTING PERSONS Advance Long-Term Management Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	7	SOLE VOTING POWER*

NUMBER OF		70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER*
REPORTING
PERSON		70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4% Series A Common Stock and 33.3% Series C Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

Item 1.	Security and Issuer.
          The classes of equity securities to which this statement on Schedule 13D relates are the Series A Common Stock, par $0.01 per share (the “Series A Common Stock”), and the Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), of Discovery Communications, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons directly or indirectly hold (1) shares of Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of the Issuer, which are convertible at any time into the shares of Series A Common Stock for which beneficial ownership is reported herein, and (2) shares of Series C Convertible Participating Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) of the Issuer, which are convertible into the shares of Series C Common Stock for which beneficial ownership is reported herein (all of such shares of Series A Preferred Stock and Series C Preferred Stock, collectively, the “Shares”).
          The address of the Issuer’s principal executive offices is One Discovery Place, Silver Springs, MD 20910.

Item 2.	Identity and Background.
          This statement on Schedule 13D is being jointly filed on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“Advance/Newhouse”), Newhouse Broadcasting Corporation, a New York Corporation (“NBCo”). Advance Publications, Inc., a New Jersey corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), Advance Long-Term Trust Management Trust, a New Jersey trust (“Advance Long-Term Trust” and together with Advance/Newhouse, NBCo, API, and NFH, the “Reporting Persons” and each a “Reporting Person”). NBCo is included as a Reporting Person solely because of its indirect interest in Advance/Newhouse through an intermediate company, Newhouse Programming Holdings Corp., a New York corporation (“NPHC”). NPHC is a wholly owned subsidiary of NBCo and holds a 65% economic interest in Advance/Newhouse. API is included as a Reporting Person solely because of its indirect interest in Advance/Newhouse through intermediate companies, The Patriot-News Co., a Pennsylvania corporation (“Patriot”), Advance Magazine Publishers, Inc., a New York corporation (“AMPI”), Newark Morning Ledger, a New Jersey corporation (“NML”) and Advance Programming Holdings Corp., a New York corporation (“APHC”). NFH is included as a Reporting Person solely because of its indirect interest in Advance/Newhouse through intermediate companies, API, Patriot, AMPI, NML and APHC. NFH holds 100% of the common shares in API, which have the power to elect the board of directors of API. NFH disclaims beneficial ownership of the Shares and the shares of Series A Common Stock and Series C Common Stock into which they are convertible. Advance Long-Term Trust is included as a Reporting Person solely because of its indirect interest in Advance/Newhouse through intermediate companies, NFH, API, Patriot, AMPI, NML and APHC. Advance Long-Term Trust is the sole general partner of NFH. Advance Long-Term Trust disclaims beneficial ownership of the Shares and the shares of Series A Common Stock and Series C Common Stock into which they are convertible. The trustees of Advance Long-Term Trust are S. I. Newhouse, Jr. and Donald E. Newhouse. Each of S. I. Newhouse, Jr. and Donald E. Newhouse disclaims beneficial ownership of the Shares and the shares of Series A Common Stock and Series C Common Stock into which they are convertible. As trustees, S.I. Newhouse, Jr. and Donald E. Newhouse must act jointly to and cannot independently control the trust.

Advance/Newhouse

(a) Name of Person Filing	Advance/Newhouse Programming Partnership
(b) Address of Principal Business Office	5000 Campuswood Drive E. Syracuse, NY 13057
(c) Principal Business	Holds shares in programming and other cable related companies in the U.S.
(d) — (e)	During the last five years, neither Advance/Newhouse, nor, to Advance/Newhouse’s knowledge, any of the individuals referred to in Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
(f) Place of Organization	New York

NBCo

(a) Name of Person Filing	Newhouse Broadcasting Corporation
(b) Address of Principal Business Office	5000 Campuswood Drive E. Syracuse, NY 13057
(c) Principal Business	Holds an indirect interest in a cable operator and other cable related companies in the U.S.
(d) — (e)	During the last five years, neither NBCo, nor, to NBCo’s knowledge, any of the individuals referred to in Exhibit B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
(f) Place of Organization	New York

API

(a) Name of Person Filing	Advance Publications, Inc.
(b) Address of Principal Business Office	950 Fingerboard Road Staten Island, NY 10305
(c) Principal Business	Newspaper publishing and printing
(d) — (e)	During the last five years, neither API, nor, to API’s knowledge, any of the individuals referred to in Exhibit C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
(f) Place of Organization	New York

NFH

(a) Name of Person Filing	Newhouse Family Holdings, L.P.
(b) Address of Principal Business Office	4 Times Square New York, NY 10036
(c) Principal Business	Holds shares in newspaper publishing and printing business
(d) — (e)	During the last five years, neither NFH, nor, to NFH’s knowledge, any of the individuals referred to in Exhibit D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Advance Long-Term Trust

(a) Name of Person Filing	Advance Long-Term Management Trust
(b) Address of Principal Business Office	4 Times Square New York, NY 10036
(c) Principal Business	Holds a general partnership interest in newspaper publishing and printing business
(d) — (e)	During the last five years, neither Advance Long-Term Trust, nor, to Advance Long-Term Trust’s knowledge, any of the individuals referred to in Exhibit E, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
(f) Place of Organization	New Jersey

Item 3.	Source and Amount of Funds or Other Consideration.
          As described in further detail in the response to Item 4 of this statement on Schedule 13D, the Series A Common Stock and Series C Common Stock beneficially owned by the Reporting Persons have not been purchased by the Reporting Persons, but were obtained as a result of a restructuring of Discovery Holding Company (“DHC”), a publicly reporting company, whereby, among other things, Advance/Newhouse exchanged its interest in Discovery Communications, LLC (“DC”) and its interest in Animal Planet, L.P. (“AP”) for the Shares and DHC became a wholly owned subsidiary of the Issuer.

Item 4.	Purpose of Transaction.
          The transaction by which Advance/Newhouse acquired the Shares was entered into as part of an overall restructuring of DHC (the “Restructuring”) pursuant to the Transaction Agreement, dated as of June 4, 2008 (the “Transaction Agreement”), by and among the Issuer, DHC, a subsidiary of the Issuer (“Merger Sub”) and Advance/Newhouse and certain of their respective affiliates. The Restructuring was completed on September 17, 2008. The Shares are subject to, or have the benefit of, an Escrow Agreement between the Issuer and Advance/Newhouse (the “Escrow Agreement”), and a Registration Rights Agreement between the Issuer and Advance/Newhouse (the “Registration Rights Agreement”), each of which is described further below.
          The Restructuring included the following material steps:
•	DHC effected a spin-off (the “AMG Spin-off”) to its stockholders of a wholly-owned subsidiary holding the networks and creative services businesses of Ascent Media Group (“AMG”).

•	Immediately following the AMG Spin-off, Advance/Newhouse contributed its interests in DC and AP to the Issuer (The A/N Contribution”) in exchange for the Shares.

•	Immediately thereafter, Merger Sub merged with and into DHC (the “Merger”) and DHC became a wholly owned subsidiary of the Issuer. Existing DHC stockholders received shares of Series A Common Stock, Series B Common Stock and Series Common Stock of the Issuer.
Transaction Agreement

          The Transaction Agreement is attached hereto as Exhibit F and incorporated by reference herein. What follows is a description of the material terms of the Transaction Agreement that are relevant to this statement on Schedule 13D.
     Advance/Newhouse Contribution
     Immediately following the completion of the AMG Spin-off, Advance/Newhouse contributed to the Issuer all of the interests in DC and AP owned by Advance/Newhouse in exchange for:
(i)	shares of the Series A Preferred Stock convertible into a number of shares of Series A Common Stock equal to one-half of the number of shares of Series A Common Stock and Series B common stock, par value $0.01 per share (the “Series B Common Stock”) issued in the Merger;

(ii)	shares of Series C Preferred Stock convertible into a number of shares of Series C Common Stock equal to one-half of the number of shares of Series C Common Stock issued in the Merger;

(iii)	additional shares of Series A Preferred Stock convertible into a number of shares of Series A Common Stock equal to one-half of the aggregate number of shares of Series A Common Stock and Series B Common Stock that may be issued by the Issuer pursuant to stock options and stock appreciation rights in effect immediately following the merger; and

(iv)	additional shares of Series C Preferred Stock convertible into a number of shares of Series C Common Stock equal to one-half of the aggregate number of shares of Series C Common Stock that may be issued by the Issuer pursuant to stock options and stock appreciation rights in effect immediately following the Merger.
          Following the closing of the transactions contemplated by the Transaction Agreement and the issuance of additional shares of Series A Preferred Stock and Series C Preferred Stock referenced in (iii) and (iv) above to Advance/Newhouse, which are referred to as “escrow shares,” Advance/Newhouse will deposit such escrow shares into an escrow account to be held by the escrow agent pursuant to the terms and conditions of the Escrow Agreement described below.
     The Merger
     Immediately following the completion of the A/N Contribution described above, DHC, the Issuer and Merger Sub completed the Merger, effected as follows: Merger Sub merged with and into DHC in accordance with the provisions of Delaware law, and DHC continued as the surviving entity. As a result of the merger, including the conversion of securities described below, the Issuer became the new public parent company and DHC became a wholly owned subsidiary of the Issuer.
•	each share of DHC Series A common stock, par value $0.01 per share outstanding immediately prior to the effective time of the Merger was converted into the right to receive 0.50 shares of the Series A Common Stock and 0.50 shares of the Series C Common Stock; and

•	each share of DHC Series B common stock, par value $0.01 per share outstanding immediately prior to the effective time of the Merger was converted into the right to receive 0.50 shares of the Series B Common Stock and 0.50 shares of Series C Common Stock.
Escrow Agreement
     The Issuer and Advance/Newhouse entered into the Escrow Agreement, dated as of September 17, 2008 (the “Escrow Agreement”), with JPMorgan Chase Bank, N.A., as escrow agent, which is attached hereto as Exhibit G and incorporated by reference herein.
     Pursuant to the Escrow Agreement, following the closing of the transactions contemplated by the Transaction Agreement and the issuance of the additional shares of Series A Preferred Stock and Series C Preferred Stock constituting the escrow shares to Advance/Newhouse, Advance/Newhouse will deposit such escrow shares with the escrow agent for the benefit of Advance/Newhouse. The escrow shares will be registered in the name of Advance/Newhouse, and Advance/Newhouse will have the right to vote the escrow shares until such time as they are released directly to Advance/Newhouse or returned to the Issuer, in each case, as described below.
     The escrow shares (and any related escrow property) will be released from escrow as follows:

(i)	upon each issuance of shares of Series A Common Stock pursuant to the exercise of a stock appreciation right granted in connection with the Merger, the escrow agent will promptly release from escrow and distribute to Advance/Newhouse a number of shares of Series A Preferred Stock convertible into half of the number of shares of Series A Common Stock so issued and any escrow property (other than such shares) that are attributable to such released shares of Series A Preferred Stock;

(ii)	upon each issuance of shares of Series C Common Stock pursuant to the exercise of a stock appreciation right granted in connection with the merger, the escrow agent will promptly release from escrow and distribute to Advance/Newhouse a number of shares of Series C Preferred Stock convertible into half of the number of shares of Series C Common Stock so issued and any escrow property (other than such shares) that are attributable to such released shares of Series C Preferred Stock;

(iii)	upon each issuance of shares of Series A Common Stock or Series B Common Stock pursuant to the exercise of a Series A Common Stock option or Series B Common Stock option granted in connection with the Merger, the escrow agent will promptly release from escrow and distribute to Advance/Newhouse a number of shares of Series A Preferred Stock convertible into shares of Series A Common Stock equal to half of the quotient of (x) the aggregate number of shares of Series A Common Stock or Series B Common Stock subject to such option, multiplied by the spread between the fair market value of such shares of Series A Common Stock or Series B Common Stock issuable upon exercise of such option on the date of exercise and the exercise price of such option and (y) the fair market value of shares of Series A Common Stock or Series B Common Stock subject to such option, and any escrow property (other than such shares) that are attributable to such released shares of Series A Preferred Stock;

(iv)	upon each issuance of shares of Series C Common Stock pursuant to the exercise of a Series C Common Stock option granted in connection with the Merger, the escrow agent will promptly release from escrow and distribute to Advance/Newhouse, shares of Series C Preferred Stock convertible into a number of shares of Series C Common Stock equal to half of the quotient of (x) the aggregate number of shares of Series C Common Stock subject to such option multiplied by the spread between the fair market value of such shares of Series C Common Stock issuable upon exercise of such option on the date of exercise and the exercise price of such option and (y) the fair market value of shares of Series C Common Stock subject to such option, and any escrow property (other than such shares) that are attributable to such released shares of Series C Preferred Stock;

(v)	the escrow will terminate at such time as all of the Issuer’s stock appreciation rights and options outstanding immediately following the Merger have been exercised or the time period within which such stock appreciation rights and options may be exercised has expired, following which the escrow agent will promptly distribute any escrow shares and escrow property remaining in escrow to the Issuer.
     The purpose of the issuance of the escrowed shares and the Escrow Agreement is to provide Advance/Newhouse with protection against the dilution that would otherwise result from the rollover of existing DHC options and other equity awards into equivalent options and other equity awards with respect to shares of Series A Common Stock or Series C Common Stock upon the closing of the Restructuring transactions. The parties agreed to this escrow arrangement, in lieu of issuing shares directly to Advance/Newhouse from the Issuer’s authorized and unissued share pool upon any of the release events described above, because the parties believed that a periodic issuance of shares in this context would have been less efficient from an income tax perspective.
Registration Rights Agreement
     The Issuer and Advance/Newhouse entered into the Registration Rights Agreement, dated as of September 17, 2008 (the “Registration Rights Agreement”), which is attached hereto as Exhibit H and incorporated by reference herein.

     Pursuant to the Registration Rights Agreement, subject to certain limitations and restrictions, Advance/Newhouse has the right to require the Issuer to use its reasonable efforts to register the shares of the Series A Common Stock or Series C Common Stock issuable upon conversion of the shares of Series A Preferred Stock and Series C Preferred Stock issued in the aforementioned transactions. Advance/Newhouse has the right to demand up to three such registrations, subject to certain conditions. The Issuer is responsible for customary registration expenses incurred in connection with any such registration. Subject to certain limitations and restrictions, Advance/Newhouse has the right to assign any or all of its registration rights to any member of its stockholder group and to third parties. Any such transferee is required to agree to be bound by the registration rights agreement and such transfer is to be effected in accordance with applicable securities laws. Advance/Newhouse may effect an underwritten public offering with respect to shares included in a shelf registration statement so long as the gross proceeds to the selling holders are expected to exceed $100,000,000. Advance/Newhouse is permitted to select one co-lead bookrunning managing underwriter for such public offering reasonably acceptable to the Issuer and the Issuer can select the remaining co-lead bookrunning managers.
     Under the Registration Rights Agreement, Advance/Newhouse also has piggy-back registration rights to participate in any primary or secondary offering of shares of the Issuer’s common stock by the Issuer, whether for its own account or for the account of any other stockholders.
     The Registration Rights Agreement also contains customary provisions relating to “blackout” periods (when registered offerings of the shares of Series A Common Stock or Series B Common Stock are not permitted) and indemnification rights and obligations.

Item 5.	Interest in Securities of the Issuer.
(a) Each Reporting Person has beneficial ownership of 70,314,951 shares of Series A Common Stock, representing 34.4% of outstanding shares of that class, and 70,314,951 shares of Series C Common Stock, representing 33.3% of outstanding shares of that class.
(b) Each Reporting Person has the ability to sole power to vote or direct the vote, shared power to vote or to direct the vote, the sole power to dispose or direct the disposition and the shared power to dispose or direct the disposition of 70,314,951 shares of Series A Common Stock and 70,314,951 shares of Series C Common Stock.
(c) Not Applicable.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.
          The information set forth, or incorporated by reference in, Item 3 through Item 5 in this statement on Schedule 13D is hereby incorporated by reference.
          Other than as described in Item 3 through Item 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than the standard default and similar provisions contained in loan agreements.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
A	Partners of Advance/Newhouse
B	Directors and Executive Officers of NBCo
C	Directors and Executive Officers of API
D	Partners of NFH
E	Trustees of Advance Long-Term Trust
F	Transaction Agreement, dated as of June 4, 2008, between the Issuer, DHC and Advance/Newhouse
G	Escrow Agreement, dated as of September 17, 2008, between the Issuer and Advance/Newhouse
H	Registration Rights Agreement, dated as of September 17, 2008, between the Issuer and Advance/Newhouse

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement on Schedule 13D is true, complete and correct.
Dated: September 29, 2008

Advance/Newhouse Programming Partnership
By:		/s/ Donald E. Newhouse
Donald E. Newhouse
President

Newhouse Broadcasting Corporation
By:		/s/ Donald E. Newhouse
Donald E. Newhouse
President

Advance Publications, Inc.
By:		/s/ Donald E. Newhouse
Donald E. Newhouse
President

Newhouse Family Holdings, L.P. By: Advance Long-Term Management Trust, as General Partner
	By:	/s/ Donald E. Newhouse
Donald E. Newhouse, as Trustee

	By:	/s/ S.I. Newhouse, Jr.
S.I. Newhouse, Jr., as Trustee

Advance Long-Term Management Trust
By:		/s/ Donald E. Newhouse
Donald E. Newhouse, as Trustee

By:		/s/ S.I. Newhouse, Jr.
S.I. Newhouse, Jr., as Trustee